Exhibit 12.6

Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2008	2007
Net income from continuing operations	$37,830	$75,984
Less- Change in accounting principle	-	-
Add- Taxes based on income	21,283	39,195
Net income before income taxes and change in accounting principle	59,113	115,179

Add- fixed charges:
Interest on long term debt (1)	10,368	26,071
Estimated interest cost within rental expense	186	343
Amortization of net debt premium, discount, and expenses	555	1,065
Total fixed charges	11,109	27,479

Earnings available for fixed charges	70,222	142,658

Ratio of earnings to fixed charges	6.32	5.19

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	918	1,869
Adjustment to pre-tax basis	517	977
	1,435	2,846

Combined fixed charges and preferred stock dividend requirements	$12,544	$30,325

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	5.59	4.70

(1) Includes FIN 48 interest expense